UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Fresh Market, Inc.

(Name of Subject Company (Issuer))

Pomegranate Merger Sub, Inc.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

Pomegranate Holdings, Inc.

(Name of Filing Persons (Parent of Offeror))

Apollo Management VIII, L.P.

(Names of Filing Persons (Other Person))

Common Stock, $0.01 par value

(Title of Class of Securities)

35804H106

(CUSIP Number of Class of Securities)

Pomegranate Merger Sub, Inc.

c/o Apollo Management VIII, L.P.

9 West 57th Street, 43rd Floor

New York, New York 10019

Attention: John J. Suydam

Telephone: (212) 515-3200

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Howard Kenny

Robert G. Robison

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,449,002,757.00	$145,914.58
*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by (1) multiplying the offer price of $28.50 per share of common stock, par value $0.01 per share (“Shares”), of The Fresh Market, Inc., a Delaware corporation (“The Fresh Market”), by 50,842,202 Shares, which is the sum of (1) 47,049,217 Shares issued and outstanding (including all shares entitled to vote in the election of directors of The Fresh Market or on the adoption of the Merger Agreement (as defined below), if applicable, of which 25,860 Shares were subject to forfeiture conditions), (2) 727,997 Shares reserved and available for issuance pursuant to The Fresh Market’s 2010 Omnibus Incentive Compensation Plan (the “Company Stock Plan”), (3) 1,470,457 Shares issuable upon the exercise outstanding options granted under the Company Stock Plan, (4) 350,677 Shares issuable pursuant to restricted stock units granted under the Company Stock Plan, (5) 1,630 Shares issuable pursuant to deferred share units granted under the Company Stock Plan, (6) a maximum of 264,218 Shares issuable pursuant to performance stock unit awards granted under the Company Stock Plan and (7) 978,006 Shares reserved and available for purchase under The Fresh Market’s Employee Stock Purchase Plan. The foregoing share figures have been provided by The Fresh Market to the Offeror and are as of March 9, 2016, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Fee Advisory Rate #1 for fiscal year 2016, issued August 17, 2015, is calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11-(a)-(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is being filed by Pomegranate Merger Sub, Inc., a Delaware corporation (the “Offeror”), Pomegranate Holdings, Inc., a Delaware corporation (“Parent”), and Apollo Management VIII, L.P., a Delaware limited partnership (“Management VIII”). The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management VIII. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $28.50 per Share, net to the holders thereof, payable in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of March 11, 2016, by and among The Fresh Market, Parent and the Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section entitled “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is The Fresh Market, Inc. The Fresh Market’s principal executive offices are located at 628 Green Valley Road, Greensboro, North Carolina 27408, and its telephone number at such principal executive offices is (336) 272-1338.

(b) This Schedule TO relates to the Offeror’s offer to purchase all outstanding Shares. According to The Fresh Market, as of March 9, 2016 there were (1) 47,049,217 Shares issued and outstanding, of which 25,860 Shares are subject to forfeiture conditions (2) 727,997 Shares reserved and issuable pursuant to the Company Stock Plan (3) 1,470,457 Shares subject to Company Stock Options, (4) 350,677 Shares issuable pursuant to restricted stock unit awards granted pursuant to the Company Stock Plan, (5) 1,630 Shares issuable pursuant to deferred stock units awards granted pursuant to the Company Stock Plan, (6) a maximum of 264,218 Shares issuable pursuant to performance stock units awards granted pursuant to the Company Stock Plan and (7) 978,006 Shares issuable pursuant to the Company’s Employee Stock Purchase Plan.

(c) The information set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) – (c) This Schedule TO is filed by the Offeror, Parent and Management VIII. The information set forth in the section entitled “Summary Term Sheet” and Section 9—“Certain information concerning the Offeror, Parent and Management VIII” of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 8, 9, 10 and 11—“Certain Information Concerning The Fresh Market,” “Certain Information Concerning the Offeror and Parent and Management VIII,” “Background of the Offer; Contacts with The Fresh Market” and “Purpose of the Offer and Plans for The Fresh Market; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1) – (7) The information set forth in the sections entitled “Summary Term Sheet” and “Introduction” and Sections 6, 7, 10, 11 and 14—“Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Background of the Offer; Contacts with The Fresh Market,” “Purpose of the Offer and Plans for The Fresh Market; Transaction Documents” and “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (d) The information set forth in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Sections 8, 9, 10 and 11—“Certain Information Concerning The Fresh Market,” “Certain Information Concerning the Offeror, Parent and Management VIII,” “Background of the Offer; Contacts with The Fresh Market” and “Purpose of the Offer and Plans for The Fresh Market; Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in Sections 10, 11 and 17—“Background of the Offer; Contacts with The Fresh Market,” “Purpose of the Offer and Plans for The Fresh Market; Transaction Documents” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable. In accordance with instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	The consideration offered consists solely of cash;

•	The Offer is not subject to any financing condition; and

•	The Offer is for all outstanding securities of the subject class.

Item 11. Additional Information.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Offeror, the Parent or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) The Fresh Market or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2), (3) The information set forth in Sections 11, 13 and 15—“Purpose of the Offer and Plans for The Fresh Market; Transaction Documents,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7—“Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(a)(5) Not applicable.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	* Offer to Purchase, dated March 25, 2016.

(a)(1)(B)	* Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	* Form of Notice of Guaranteed Delivery.

(a)(1)(D)	* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Text of joint press release issued by The Fresh Market and Apollo Global Management, LLC, dated March 14, 2016 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by The Fresh Market with the Securities and Exchange Commission on March 14, 2016).

(a)(1)(G)	* Text of Summary Advertisement, as published in The Wall Street Journal on March 25, 2016.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	* Text of press release of Parent and Offeror announcing launch of Tender Offer, dated March 25, 2016.

(b)(1)	* Debt Commitment Letter, dated as of March 11, 2016, among Barclays Bank PLC, Royal Bank of Canada, RBC Capital Markets, LLC, Jefferies Finance LLC, MIHI LLC and Macquarie Capital (USA) Inc.

(b)(2)	* Additional Initial Lender Agreement, dated as of March 16, 2016, by and among Parent, UBS AG, Stamford Branch, UBS Securities LLC and certain other financial institutions party thereto.

(d)(1)	Agreement and Plan of Merger, dated as of March 11, 2016, by and among The Fresh Market, the Offeror and Parent (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by The Fresh Market with the Securities and Exchange Commission on March 14, 2016).

(d)(2)	* Equity Commitment Letter, dated as of March 11, 2016, pursuant to which certain equity funds managed by Management VIII have committed cash as capital to Parent.

(d)(3)	* Limited Guarantee, dated as of March 11, 2016, delivered by certain equity funds managed by Management VIII in favor of The Fresh Market.

(d)(4)	* Confidentiality and non-disclosure agreement, dated as of December 9, 2015, between Management VIII and The Fresh Market.

(d)(5)	* Rollover, Contribution and Exchange Agreement, dated as of March 12, 2016, by and among Parent and certain stockholders of The Fresh Market.

(d)(6)	* Support Agreement, dated as of March 12, 2016, by and among Parent, the Offeror and certain stockholders of The Fresh Market.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POMEGRANATE MERGER SUB, INC.
By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President
POMEGRANATE HOLDINGS, INC.
By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President
APOLLO MANAGEMENT VIII, L.P.
BY: AIF VIII Management, LLC, its General Partner
By:	/s/ Laurie D. Medley

Name:	Laurie D. Medley
Title:	Vice President

Dated: March 25, 2016

EXHIBIT INDEX

(a)(1)(A)	* Offer to Purchase, dated March 25, 2016.
(a)(1)(B)	* Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	* Form of Notice of Guaranteed Delivery.
(a)(1)(D)	* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)

Text of joint press release issued by The Fresh Market and Apollo Global Management, LLC, dated March 14, 2016 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by The Fresh Market with the Securities and Exchange Commission on March 14, 2016).

(a)(1)(G)	* Text of Summary Advertisement, as published in The Wall Street Journal on March 25, 2016.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	* Text of press release of Parent and Offeror announcing launch of Tender Offer, dated March 25, 2016.
(b)(1)	* Debt Commitment Letter, dated as of March 11, 2016, among Barclays Bank PLC, Royal Bank of Canada, RBC Capital Markets, LLC, Jefferies Finance LLC, MIHI LLC and Macquarie Capital (USA) Inc.
(b)(2)	* Additional Initial Lender Agreement, dated as of March 16, 2016, by and among Parent, UBS AG, Stamford Branch, UBS Securities LLC and certain other financial institutions party thereto.
(d)(1)

Agreement and Plan of Merger, dated as of March 11, 2016, by and among The Fresh Market, the Offeror and Parent (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by The Fresh Market with the Securities and Exchange Commission on March 14, 2016).

(d)(2)	* Equity Commitment Letter, dated as of March 11, 2016, pursuant to which certain equity funds managed by Management VIII have committed cash as capital to Parent.
(d)(3)	* Limited Guarantee, dated as of March 11, 2016, delivered by certain equity funds managed by Management VIII in favor of The Fresh Market.
(d)(4)	* Confidentiality and non-disclosure agreement, dated as of December 9, 2015, between Management VIII and The Fresh Market.
(d)(5)	* Rollover, Contribution and Exchange Agreement, dated as of March 12, 2016, by and among Parent and certain stockholders of The Fresh Market.
(d)(6)	* Support Agreement, dated as of March 12, 2016, by and among Parent, the Offeror and certain stockholders of The Fresh Market.
(g)	Not applicable.
(h)	Not applicable.

*	Filed herewith